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                                                                     Exhibit 3.1


                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                          CENTENNIAL TECHNOLOGIES, INC.

                         Pursuant to Section 242 of the
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE


         CENTENNIAL TECHNOLOGIES, INC., (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

         At a meeting of the Board of Directors of the Corporation on May 5, 1999, the Board of Directors duly adopted resolutions, pursuant to Section 242 of the General Corporation Law of the State of Delaware ("DGCL"), setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved, pursuant to Section 242 of the DGCL, said proposed amendment at the Annual Meeting of Stockholders held on July 20, 1999. The resolutions setting forth the amendment are as follows:

RESOLVED:      That the first paragraph of Article 4. of the Certificate of
               Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:


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               "4. That upon the filing date of this Certificate of Amendment of this Certificate of Incorporation (the "Effective Date"), a one-for-eight reverse stock split of the Corporation's Common Stock shall become effective, pursuant to which each eight shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Date shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Date and shall represent one share of Common Stock from and after the Effective Date. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation.

                         The total number of shares of all classes of stock
               which the Corporation shall have the authority to issue is fifty-one million (51,000,000) shares, fifty million (50,000,000) shares of which shall be Common Stock, of the par value of $.01 per share, and one million (1,000,000) shares of Preferred Stock, of the par value of $.01 per share, amounting in the aggregate to Five Hundred Ten Thousand ($510,000.00).

                         Additional designations and powers, preferences and
               rights and qualifications, limitations or restrictions of the shares of stock shall be determined by the Board of Directors of the Corporation from time to time."

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President this _____ day of _______, 1999.


                                          CENTENNIAL TECHNOLOGIES, INC.

                                          By:
                                             ---------------------------------
                                               L. Michael Hone